[Legg Mason, Inc. Letterhead]

August 7, 2009

BY EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington, D.C. 20549

Attention:	Pamela A. Long
Assistant Director

Re:	Legg Mason, Inc. (the “Company”)
Registration Statement on Form S-4
File No. 333-160593
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the effective date of the above-referenced registration statement be accelerated so that the registration statement will become effective at 11:00 a.m., Eastern Standard Time, on August 10, 2009, or as soon as practicable thereafter.

In making this request, the Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. If you need additional information, please contact me.

Very truly yours,

LEGG MASON, INC.

By:	/s/ Jeffrey A. Nattans
Name: Jeffrey A. Nattans
Title: Executive Vice President

cc:	Thomas P. Lemke, Esq.
James S. Scott, Sr., Esq.
Michael Benjamin, Esq.